Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-211829

Final Term Sheet

AMERICAN TOWER CORPORATION

June 27, 2017

Issuer:	American Tower Corporation (“AMT”)

Coupon:	3.55% Senior Notes due 2027

Principal Amount:	$750,000,000

Maturity Date:	July 15, 2027

Benchmark Treasury:	2.375% UST due May 15, 2027

Benchmark Treasury Price and Yield:	101-17; 2.202%

Spread to Benchmark Treasury:	T + 137.5 basis points

Yield to Maturity:	3.577%

Price to Public:	99.773%

Ratings(1):	Baa3 (Stable) / BBB- (Stable) / BBB (Stable) (Moody’s / S&P / Fitch)

Interest Payment Dates:	Semi-annually on January 15 and July 15 of each year, commencing on January 15, 2018

Make-whole Call:	Prior to April 15, 2027 (three months prior to their maturity date), at greater of par and make-whole at discount rate of Treasury plus 25 basis points

Par Call:	At any time on or after April 15, 2027 (three months prior to their maturity date)

Trade Date:	June 27, 2017

Settlement Date:	June 30, 2017 (T+3)

CUSIP/ISIN:	03027X AP5 / US03027XAP50

Use of Proceeds:	We intend to use all of the net proceeds to repay existing indebtedness under our senior unsecured revolving credit facility entered into in June 2013, as amended (the “2013 Credit Facility”).

Capitalization:	The “as further adjusted” column in the “Capitalization” section of the Preliminary Prospectus Supplement gives effect to the receipt of approximately $741.8 million, after deducting discounts and commissions payable to the underwriters and estimated expenses payable by us, and the use of all of the net proceeds to repay existing indebtedness under the 2013 Credit Facility.

Joint Book-Running Managers:	Barclays Capital Inc. Mizuho Securities USA LLC RBC Capital Markets, LLC

Santander Investment Securities Inc. TD Securities (USA) LLC

Senior Co-Managers:

BBVA Securities Inc.

Citigroup Global Markets Inc.

Commerz Markets LLC

EA Markets Securities LLC

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                    Incorporated

Morgan Stanley & Co. LLC

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

Co-Managers:	Fifth Third Securities, Inc. Goldman Sachs & Co. LLC HSBC Securities (USA) Inc.

(1) These securities ratings have been provided by Moody’s, S&P and Fitch. None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

The information in this Final Term Sheet supplements the Preliminary Prospectus Supplement dated June 27, 2017 of AMT (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Defined terms used and not defined herein have the meaning ascribed to them in the Preliminary Prospectus Supplement.

AMT has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint book-running managers can arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Mizuho Securities USA LLC toll-free at 1-866-271-7403, RBC Capital Markets, LLC toll-free at 1-866-375-6829, Santander Investment Securities Inc. toll-free at 1-855-403-3636 and TD Securities (USA) LLC toll-free at 1-855-495-9846.

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